

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Jacquelyn Sumer
General Counsel
Cullinan Therapeutics, Inc.
One Main Street
Suite 1350
Cambridge, MA 02142

> **Re: Cullinan Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 16, 2024**
> **File No. 333-279452**

Dear Jacquelyn Sumer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Daniekski